Premier Pacific Construction, Inc.
13103 Golden Way
Poway,  CA  92064

August 21, 2014

Ms. Pamela Long Securities & Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549	Via Electronic Filing on EDGAR only

Re:      Premier Pacific Construction, Inc.
Registration Statement on Form S-1
File No. 333-192107

Dear Ms. Long:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Premier Pacific Construction, Inc. (the “Company”) hereby requests that the above-captioned registration statement be ordered effective at 3:00 P.M. (Eastern), Wednesday, August 27, 2014, or as soon as practicable thereafter.  The Company further acknowledges that:

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should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

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the action of the Commissioner the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any questions or comments or desire any additional information, please telephone the Company’s counsel, Karen Batcher, at (619) 475-7882.

Regards,

/s/ Richard Francella

Richard Francella, President